CITIFUNDS TRUST I
                                125 BROAD STREET
                               NEW YORK, NY 10004


                               September 28, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn:  Mr. Keith O'Connell

Re:  CitiFunds Trust I (filing relates only to Salomon Brothers All Cap Growth
     Fund) (File Nos. 2-90518 and 811-4006); Application for Withdrawal of Certain Post-Effective Amendments to Registration Statement

Dear Mr. O'Connell:

     CitiFunds Trust I, a Massachusetts business Trust (the "Trust"), on behalf of its series, Salomon Brothers All Cap Growth Fund (the "Fund"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Post-Effective Amendments to the Trust's Registration Statement on Form N-1A that relate solely to the Fund, which are listed on Exhibit A attached hereto (the "Amendments").

     The Trust, on behalf of the Fund, is requesting withdrawal of the Amendments because it no longer intends to offer shares of the Fund. No shares of the Fund have been issued or sold.

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (203) 890-7045 or Barry N. Hurwitz of Bingham McCutchen LLP at (617) 951-8267.

                                Sincerely,

                                CITIFUNDS TRUST I, on behalf of its series, Salomon Brothers All Cap Growth Fund,

                                By: /s/ George P. Hoyt
                                    --------------------------------
                                    Name: George P. Hoyt
                                    Title: Assistant Secretary

                                                                      Exhibit A

                   POST-EFFECTIVE AMENDMENTS TO BE WITHDRAWN

-------------------------------------------------------------------------------
      POST-EFFECTIVE              DATE
     AMENDMENT NUMBER              OF                  SEC ACCESSION
-------------------------        FILING                    NUMBER
1933 ACT #   1940 ACT #
-------------------------------------------------------------------------------
    63           64          February 3, 2004       0000929638-04-000014
-------------------------------------------------------------------------------
    64           65            April 2, 2004        0000929638-04-000058
-------------------------------------------------------------------------------
    65           66            May 28, 2004         0000929638-04-000068
-------------------------------------------------------------------------------
    66           67            July 26, 2004        0000929638-04-000095
-------------------------------------------------------------------------------
    68           69          September 23, 2004     0000929638-04-000125
-------------------------------------------------------------------------------
    71           72          November 19, 2004      0000929638-04-000161;
                                                    0000929638-04-000162**
-------------------------------------------------------------------------------
    75           76          January 14, 2005       0000929638-05-000025
-------------------------------------------------------------------------------
    77           78            April 1, 2005        0000929638-05-000090
-------------------------------------------------------------------------------
    79           80            June 17, 2005        0000929638-05-000143
-------------------------------------------------------------------------------
    80           81          September 2, 2005      0000929638-05-000202
-------------------------------------------------------------------------------


**The Post-Effective Amendment filed on November 19, 2004 initially did not go through due to a technical error. After consultation with a member of the Securities and Exchange Commission's Staff on the EDGAR filing desk, we resubmitted the filing. Shortly after the second filing was made and accepted, the first filing was accepted, resulting in duplicate filings of record, which are represented by the two different SEC accession numbers included above.